Sullivan & Worcester LLP 1666 K Street, NW Washington, DC 20006	T 202 775 1200 F 202 293 2275 www.sandw.com

December 23, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Min S. Oh

Metropolitan Series Fund

MetLife Conservative to Moderate Allocation Portfolio (SEC File No. 333-192565);

MetLife Conservative to Moderate Allocation Portfolio (SEC File No. 333-192566);

MetLife Moderate Allocation Portfolio (SEC File No. 333-192567);

MetLife Moderate to Aggressive Allocation Portfolio (SEC File No. 333-192568)

Form N-14 Registration Statements

Dear Mr. Oh:

On behalf of the Metropolitan Series Fund (the “Registrant”), this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registrant on December 19, 2013 with respect to the N-14 filings referenced above (the “Registration Statements”), submitted to the SEC on November 26, 2013. Unless otherwise noted, defined terms have the same meanings as used by the Registrant in the Registration Statements. The Staff’s comments are set forth below and are followed by the Registrant’s responses thereto.

Comments Applicable to All Registration Statements

1.	Comment: We refer to the “Summary” section of the Registration Statement of the MetLife Conservative to Moderate Allocation Portfolio (acquiring MetLife Defensive Strategy Portfolio) under the caption “How will the Reorganization affect me?” and the disclosure in the last three sentences of the first paragraph. If applicable, please add to the other Registration Statements the disclosure that the difference in the pro forma expenses after the Reorganization is attributable to the pro forma amounts for Acquired Fund Fees and Expenses.

Response: The Registrant has added the requested disclosure to the Registration Statement of the MetLife Conservative to Moderate Allocation Portfolio (acquiring MetLife Moderate Strategy Portfolio) to reflect the effect of the acquisition of the Defensive Strategy Portfolio on the shareholders in this Reorganization. The remaining Reorganizations are not affected by other Reorganizations, so similar disclosure has not been added to the other Registration Statements.

2.	Comment: We refer to the “Summary” section of the Registration Statements under the caption “How will the Reorganization affect me?” as well as the section

BOSTON     LONDON     NEW YORK     WASHINGTON, DC

EDGAR Operations Branch

December 23, 2013

under the caption “Agreement and Plan of Reorganization,” and the disclosure that the costs of the Reorganization will be paid by the MSF Portfolio. Please disclose whether the cost of the Reorganization will result in any change in the value of the Contracts after the Reorganization for Contract Owners.

Response: The Registrant has revised the disclosure to indicate that the cost of the Reorganization will not have any effect on the value of the Contracts for Contract Owners after the Reorganization.

3a.	Comment: We refer to the disclosure in the “Summary” section of the Registration Statements under the caption titled “How do the Portfolios’ investment objectives and principal investment strategies compare?” Please describe the impact that the differences in the investment strategies of the MIST Portfolio and the MSF Portfolio may have on Contract Owners.

Response: The Registrant has revised the disclosure to state that differences in the allocation among equity and fixed income securities may cause the Portfolios’ investment performance to vary based on whether equity or fixed income securities are outperforming the other.

3b.	Comment: We refer to the disclosure in the “Comparison of the Portfolio” section of the Registration Statements. Please incorporate into the preamble of the table in the section “How do the Portfolios’ investment objectives, principal investment strategies and risks compare?” the impact that any differences in the investment objectives and principal investment strategies of the MIST Portfolio and the MSF Portfolio may have on Contract Owners.

Response: The Registrant has revised the disclosure to state that the differences in the allocation among equity and fixed income securities may cause the Portfolios’ investment performance to vary based on whether equity or fixed income securities are outperforming the other.

4.	Comment: We refer to the disclosure in the “Comparison of the Portfolio” section under the caption titled “What are the principal risks of investing in each Portfolio?” Please reiterate that the principal risks of the MIST Portfolio and the MSF Portfolio are identical.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

5.	Comment: We refer to the disclosure in the section “Information About the Reorganization” under the caption titled “Reasons for the Reorganization.” The disclosure in the third paragraph from the top states that the Portfolios “have similar risk profiles.” Please reconcile this statement with the earlier sentence in the “Summary” section of the Registration Statements under the caption titled “Are the risk factors of the Portfolios similar?” that the principal risks of the MIST Portfolio and the MSF Portfolio are identical.

Response: The MIST Portfolio and MSF Portfolio are subject to identical risk factors, but because their target allocation among equity and fixed income underlying portfolios varies, the degree to which they are subject to certain risks (i.e., their risk

EDGAR Operations Branch

December 23, 2013

profile) is similar, rather than identical. The Registrant has revised the disclosure under “Reasons for the Reorganization” to reflect that the Portfolios are subject to identical principal risks and have similar risk profiles.

6.	Comment: We refer to the disclosure in the third to last paragraph in the section “Information About the Reorganization” under the caption “Agreement and Plan of Reorganization.” Please confirm which opinions of counsel are referenced in the first sentence.

Response: The Registrant has revised the disclosure to confirm that the opinions referenced include the tax opinion and the legality of shares opinion.

7.	Comment: With respect to the disclosure in the fourth paragraph in the section “Information About the Reorganization” under the caption “Distribution of Shares” regarding 12b-1 plan fees, please make clear whether the 12b-1 plan fees referenced therein apply to both the MIST Portfolio and the MSF Portfolio.

Response: The Registrant has revised the disclosure to clarify that the 12b-1 fees applied to both MIST Portfolio and MSF Portfolio.

8.	Comment: In the second paragraph of the section titled “Information About the Reorganization” under the caption “Purchase and Redemption Procedures,” please clarify which orders are effected at the net asset value per share determined on that same date and which orders are effected at the net asset value per share determined on the next business day the New York Stock Exchange is open.

Response: The Registrant has revised the disclosure to state that orders are effected at the next net asset value per share calculated for the Portfolio after the order is placed.

9.	Comment: In the eighth paragraph of the section titled “Voting Information Concerning the Meeting,” please disclose the practical impact of abstentions on the approval of the Plan of Reorganization (i.e., that abstentions count as a vote against the Plan).

Response: The Registrant has revised the disclosure as requested by the Staff’s comment.

10.	Comment: In the ninth paragraph of the section titled “Voting Information Concerning the Meeting,” pursuant to

Item 4(a)(3)(ii) of Schedule 14A and Item 7 of Form N-14, please disclose the expected costs of the proxy solicitation services to be provided by Computershares Fund Services, rather than the overall costs of the Reorganization.

Response: The Registrant has added the requested disclosure in response to the Staff’s comment.

EDGAR Operations Branch

December 23, 2013

11.	Comment: Under the caption “Shareholder Information,” pursuant to Item 6(a) of Schedule 14A and Item 7(c)(3) of Form N-14, please provide the number of shares outstanding as to each class of voting securities entitled to be voted at the Meeting for both the MIST and MSF Portfolios.

Response: The Registrant notes that the disclosure under the caption “Shareholder Information” contains the number of shares outstanding and entitled to vote for each share class of voting securities entitled to be voted at the Meeting for the MIST Portfolio. The Registrant further notes that there are no shares of the MSF Portfolio that will be entitled to vote at the Meeting, as disclosed in the Registration Statement, so additional information about the MSF Portfolio’s shares is not required to be included.

12.	Comment: With respect to the section captioned “Control Persons and Principal Holders of Securities,” please disclose the effect of control on the voting rights of security holders pursuant to Item 7(c)(4)(i) of Form N-14.

Response: The Registrant has added disclosure to clarify that while the Insurance Companies may control the Portfolios and be able to determine the outcome of issues submitted to shareholders for a vote, they do not have discretion to vote their shares, but must instead abide by the voting instructions received from Contract Owners.

13.	Comment: With respect to each Reorganization, please explain the reasons for keeping the smaller Portfolio as the legal and accounting survivor consistent with the factors delineated in the North American Security Trust No-Action letter.

Response: The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

The MIST Portfolios currently have higher assets than the corresponding MSF Portfolios, but each Portfolio has assets in excess of $1 billion. The investment adviser and portfolio management committee for each Portfolio is identical. While the Portfolios’ investment objectives are identical (or similar for the MSF Conservative to Moderate Allocation Portfolio and MIST Defensive Strategy Portfolio) and their investment policies are substantially similar, the surviving portfolio will follow the investment objectives, policies and restrictions of the MSF Portfolio after the merger. As to portfolio composition, it is the target asset allocations and the existing underlying portfolio holdings of the MSF Portfolio that will be followed by the surviving portfolio following the merger. The surviving portfolio’s expense structure is identical to that of both Portfolios, and the expenses of the combined portfolio are expected to be slightly lower than those currently for the MSF Portfolio, due to the combined asset level of the surviving portfolio reaching an additional breakpoint. Given these factors, we believe each MSF Portfolio is the appropriate surviving portfolio, its smaller asset size notwithstanding.

14.	Comment: Please provide the required Tandy representations and responses to the Staff’s comments.

Response: The Tandy representations and responses to the Staff’s comments are included this letter.

EDGAR Operations Branch

December 23, 2013

*    *    *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statements;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,
/s/ John L. Chilton
John L. Chilton

cc:	Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.